UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of December 2005

PHINDER TECHNOLOGIES INC. (Exact name of registrant's name in English)

366 Bay Street, 12th Floor, Toronto, Ontario M5H 4B2 (Address of principal executive offices) (416) 815-1771 (Registrant’s telephone number)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒.

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K Report of Foreign Issuer is incorporate by reference into the Registration Statement on Form 20-F of Digital Rooster.com Inc. (Commission File No. 00032559).

Attached hereto as Exhibits 99.1 are the Consolidated Financial Statements as of December 31, 2005. Also enclosed, as Exhibit 99.2 and 99.3 are the Certifications Pursuant to 18 U.S.C Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

PHINDER TECHNOLOGIES INC.
(formerly Digital Rooster.com Ltd)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTH PERIOD ENDED DECEMBER 31, 2005 AND 2004
(Expressed in Canadian Dollars)

(UNAUDITED - PREPARED BY MANAGEMENT)

PHINDER TECHNOLOGIES INC.

Responsibility for Financial Statements

The accompanying unaudited interim consolidated financial statements for Phinder Technologies Inc have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the annual March 31, 2005 audited consolidated financial statements. Only changes in accounting information have been disclosed in these interim financial statements. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the interim financial statements, management is satisfied that these interim financial statements have been fairly presented.

Significant differences between Canadian Generally Accepted Accounting Principles and United States Generally Accepted Accounting Principles, as they relate to these consolidated financial statements, are explained in Note 7.

Auditor Involvement

Under National Instrument 51-102, Part 4, subsection 4.2(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor,

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditors have not performed a review of these financial statements.

/s/ John van Arem

Chief Executive Officer/Chief Financial Officer

/s/ Wayne Doss

Director

February 13, 2006

PHINDER TECHNOLOGIES INC.
CONSOLIDATED BALANCE SHEETS
(unaudited)

	December 31	March 31
	2005	2005
ASSETS
CURRENT
Cash	$3,265	$2,723
Accounts receivable	1,270,383	9,365
Prepaid expenses and sundry receivables	807,548	41,845
	2,081,196	53,933

PROPERTY AND EQUIPMENT	47,852	57,463
INVESTMENT IN SUBSIDIARY	349,763	—
	$2,478,811	$111,396

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$1,561,407	$1,004,461
Convertible debentures	810,883	—
Deferred revenue	—	6,146
Convertible note payable	89,146	89,146
Loans payable	79,145	35,095
	2,540,581	1,134,848

DUE TO SHAREHOLDERS	143,388	249,324
MINORITY INTEREST	1,000	1,000
	2,684,969	1,385,172

SHAREHOLDERS' DEFICIENCY
CAPITAL STOCK (Note 2)	5,196,774	3,158,521
CONTRIBUTED SURPLUS (Note 4)	580,056	569,156
DEFICIT	(5,982,988)	(5,001,453)
	(206,158)	(1,273,776)
	$2,478,811	$111,396

PHINDER TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

	Three months ended		Nine months ended
	December 31		December 31
	2005	2004	2005	2004

REVENUES	$1,685,953	$55,608	$2,943,644	$163,466

COST OF REVENUE	855,939	9,940	2,234,300	36,829
GROSS PROFIT	830,014	45,668	709,344	126,637

EXPENSES
Administrative	218,738	67,508	544,281	226,762
Selling	6,784	1,525	9,276	19,246
Consulting services	125,956	—	456,286	113,225
Bandwidth and computer	22,810	21,797	85,219	66,268
Management fees	171,596	—	337,416	—
Concept and contracts	—	—	90,000	—
Early contract termination	(51,000)	—	—	—
Financing	32,060	—	32,060	—
Interest	83,544	892	124,683	1,818
Amortization of capital assets	3,886	5,288	11,658	15,261
	614,374	97,010	1,690,879	442,580

NET INCOME/(LOSS)	$215,640	($51,342)	($981,535)	($315,943)

GAIN/(LOSS) PER SHARE (basic and diluted)	$0.005	($0.003)	($0.022)	($0.021)

PHINDER TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF DEFICIT
(unaudited)

	Three months ended		Nine months ended
	December 31		December 31
	2005	2004	2005	2004

Deficit, beginning of period	$(6,198,628)	$(4,456,499)	$(5,001,453)	$(4,191,898)
Net Income/(Loss) for the period	215,640	(51,342)	(981,535)	(315,943)
Deficit, end of period	$(5,982,988)	$(4,507,841)	$(5,982,988)	$(4,507,841)

PHINDER TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOW
(unaudited)

	Three months ended		Nine months ended
	December 31		December 31
CASH FLOWS FROM OPERATING ACTIVITIES	2005	2004	2005	2004
Net Income/(Loss)	$215,640	$(51,342)	$(981,535)	$(315,943)
Items not affecting cash:
Amortization of capital assets	3,886	5,288	11,658	15,261
Consulting services paid by issuance of shares	45,644	—	195,600	111,668
Management fees paid by issuance of shares	—	—	42,750	—
Financing fees paid by issuance of shares	14,308	—	79,181	—
Purchase of concept/contracts by issuance of shares	—	—	90,000	—
Contract termination by issuance of shares	(51,000)	—	0	—
Rent paid by issuance of shares	—	—	17,040	—
	228,478	(46,054)	(545,306)	(189,014)
Net change from non-cash items from operations	(1,212,274)	(569)	(1,475,918)	(33,656)
CASH USED IN OPERATING ACTIVITIES	(983,796)	(46,623)	(2,021,224)	(222,670)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of capital assets	(2,048)	(2,283)	(2,048)	(2,283)
Investment in subsidiary	(349,763)	—	(349,763)	-
CASH USED IN INVESTING ACTIVITIES	(351,811)	(2,283)	(351,811)	(2,283)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of capital stock and warrants, net of share issue costs for cash	162,252	1,250	633,970	54,695
Issuance of capital stock, net of share issue costs for service	600,394	—	650,394	—
Issuance of capital stock in payment of convertible
debenture	—	—	92,775	—
Issuance of convertible debentures	453,024	—	810,883	—
Advances from shareholders	66,426	(18,396)	141,505	95,790
Loans payable	45,620	67,120	44,050	67,120
CASH PROVIDED BY FINANCING ACTIVITIES	1,327,716	49,974	2,373,577	217,605

NET CHANGE IN CASH	(7,891)	1,068	542	(7,348)
CASH - Beginning of period	11,156	2,968	2,723	11,384
CASH - End of period	$3,265	$4,036	$3,265	$4,036

Non-cash transactions:

During the period of April 1, 2005 to September 30, 2005 the Company entered into the following non-cash transactions:

•	The Company issued 750,000 common shares as repayment of $92,775 on a convertible debenture.
•	The Company issued 1,500,000 common shares for the purchase of concepts and contracts.
•	The Company issued 80,000 common shares as payment for rent of $17,040.
•	The Company issued 850,000 common shares as settlement for the early termination of a contract for $51,000.
•	The Company issued 2,528,000 common shares for consulting services of $149,956.
•	The Company issued 500,000 common shares for management fees of $42,750.
•	The Company issued 961,000 common shares for financing fees of $64,873.
•	The Company bought back 320,000 shares of its subsidiary, Avrada Inc for $39,100. The amount payable was adjusted against advances from shareholders of $29,100 and consulting fees of $10,000.
•	The Company issued 530,000 shares of its subsidiary to prepay for consulting services of $50,000.

During the period of October 1, 2005 to December 31, 2005, the Company entered into the following non-cash transactions:

•	The Company issued 6,113,000 common shares for current and future consulting services of $624,511.
•	The Company issued 10,000 common shares to staff in place of salary increases for $1,180.
•	The Company issued 479,000 common shares for current and future financing fees of $34,656.
•	The Company recalled 850,000 common shares previously given in settlement for the early termination of a contract for $51,000.

During the period of July 1, 2004 to September 30, 2004, the Company entered into the following non-cash transaction:

•	The Company issued 2,233,380 common shares for consulting services of $111,669.

During the period of October 1, 2005 to December 31, 2005, the Company did not enter into any non-cast transactions.

PHINDER TECHNOLOGIES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
THIRD QUARTER ENDED DECEMBER 31, 2005

1.	Basis of Presentation

The notes presented in these interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in the annual audited financial statements. The accompanying unaudited consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and follow the same accounting policies and methods of application as the annual audited consolidated financial statements at March 31, 2005. Accordingly, these consolidated interim financial statements should be read in conjunction with the consolidated financial statements for the year ended March 31, 2005. As described in the notes to the March 31, 2005 financial statements, the Company has retroactively adopted the fair value method to account for its stock based compensation for employees. The required adjustment was reflected in the March 31, 2005 financial statements. Significant differences between Canadian Generally Accepted Accounting Principles and United States Generally Accepted Accounting Principles, as they relate to these consolidated financial statements, are explained in Note 7.

Going Concern Basis of Presentation

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern that contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Accordingly, they do not give effect to adjustments that would be necessary should the company be unable to continue as a going concern. In other than the normal course of business, the Company may be required to realize its assets and liquidate its liabilities and commitments at amounts different from those in the accompanying financial statements. Because of the operating losses of the past three years and the working capital deficiency as at March 31, 2005, the Company’s continuance as a going concern is dependent upon its ability to obtain adequate financing or to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the company will attain profitable levels of operations.

2.	Capital Stock

Authorized and issued

Authorized:

Unlimited  common shares

PHINDER TECHNOLOGIES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
THIRD QUARTER ENDED DECEMBER 31, 2005

Capital Stock (continued)

Issued

	Number	Amount
Balance as at March 31, 2005	22,339,497	$3,158,521
Issued for cash	6,918,999	586.691
Issued for consulting services	2,528,000	149,956
Issued for management services	500,000	42,750
Issued for rent	80,000	17,040
Issued for purchase of concept and contracts	1,500,000	90,000
Issued for early termination of contract	850,00	51,000
Issued for financing fees	961,000	64,873
Issued as collateral (i)	2,000,000	—
Issued for cash as warrant conversions	1,506,666	128,820
Issued as repayment on convertible debenture	750,000	92,775
Balance as at September 30, 2005	39,934,162	4,382,426
Issued for cash	2,480,000	205,002
Issued for consulting services	6,113,000	624,511
Issued in place of salary increases to staff	10,000	1,180
Issued for loan fees	479,000	34,655
Cancelled shares originally issued for an early contract termination	(850,000)	(51,0000
Balance as at December 31, 2005	48,166,162	$5,196,774

(i)	Shares were issued in 2005 as collateral in order to secure extended credit terms with a provider of marketing services for our Internet Bundle product.

3.	Stock -based Compensation

Effective March 2005, the Company retroactively adopted the fair value method to account for its stock-based compensation for employees, in accordance with The Institute of Chartered Accountants Section 3870, “Stock-Based Compensation and Other Stock-Based Payments.”

PHINDER TECHNOLOGIES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
THIRD QUARTER ENDED DECEMBER 31, 2005

4.	Contributed Surplus

Balance as at March 31, 2004	$546,224
Buyback of shares	(135,000)
Issued for cash	130,032
Issued for consulting services	17,500
Sock-based compensation	10,400
Balance as at March 31, 2005	569,156
Issued for prepaid consulting services	50,000
Buyback/cancellation of shares	(39,100)
Balance as at September 30, 2005	$580,056

In fiscal 2005, the Company’s wholly owned subsidiary, Avrada Inc. (“Avrada”) bought back 1,000,000 common shares for $135,000. Avrada issued 1,212,815 common shares from treasury for proceeds of $130,032. Each share of Avrada was issued with one common share purchase warrant attached, giving the holder the option to purchase one additional common share of the subsidiary at the cost of US$0.20, for a period of one year from the date of the agreement. In addition, 175,000 common shares of Avrada were issued in return for consulting services of $17,500. The resultant dilution gain for these three transactions was insignificant and has not been recorded.

In fiscal 2006, Avrada has issued 500,000 shares for $50,000 as a prepayment for consulting fees, cancelled 100,000 shares issued for consulting services of $10,000 and bought back 310,000 shares for $29,100. The resultant dilution gain for these three transactions was insignificant and has not been recorded.

5.	Business Segments and Geographical Information

The Company considers that its operations fall principally into one business segment, namely the providing of entry level e-commerce, hosting and e-marketing solutions to small business owners, allowing for the quick establishment of a personalized online presence.

This product is currently offered only in the United States.

6.	Comparative Financial Statements

During this fiscal year, the Company has re-issued it’s previously issued 2004 and 2005 Audited Consolidated Financial Statements. Comparative numbers reflect the re-issued results for 2005.

PHINDER TECHNOLOGIES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
THIRD QUARTER ENDED DECEMBER 31, 2005

7.	Canadian and United States Accounting Principles Differences

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). There are no material differences between the Canadian GAAP used in preparing the balance sheets, income statements and the statements of cash flows and those that would apply had the statements been prepared in accordance with U.S. GAAP.

Differences between Canadian and U.S. GAAP and Additional disclosure

a)	Accounting changes

In accordance with Canadian GAAP, the effect of a correction of an accounting error and a change in accounting policy [Note 7(b)] is recorded retroactively by restating prior year’s financial statements.

U.S. GAAP also requires that the effect of a correction of accounting error and changes in accounting policy to be recorded directly by restatement of prior years financial statements. There are no significant differences between U.S. and Canadian GAAP with respect to changes recorded in these financial statements.

b)	Accounts receivable

U.S. GAAP requires disclosure of allowance for doubtful account in the financial statements.

The Company has not recorded any such allowance for the periods presented in these financial statements.

c)	Information as to products, geographic markets, significant estimates and concentrations.

United States GAAP requires information as to products, geographic markets, significant estimates and concentrations, to be disclosed in the notes to financial statements. This information is usually disclosed with the summary of significant accounting policies. Such information is provided in Note 7.

PHINDER TECHNOLOGIES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
THIRD QUARTER ENDED DECEMBER 31, 2005

7.	Canadian and United States Accounting Principles Differences (continued)

Difference between Canadian and U.S. GAAP and Additional disclosure (continued)

d)	Differences in various accounting terms used in U.S. GAAP and Canadian GAAP

The following is a summary:

U.S. GAAP	Canadian GAAP

Deferred income taxes	Future income taxes

Depreciation of tangible capital assets	Amortization

Excess of cost over fair value of net assets acquired	Goodwill

e)	Recent accounting pronouncements

U.S. GAAP (Securities and Exchange Commission Staff Accounting Bulletin 74) requires that recently enacted pronouncements that may have an impact on financial statements be discussed and the impact, if known, disclosed. Accordingly, under U.S. GAAP, the following disclosures are required:

(i)
In January 2003, the FASB issued Interpretation No. 46 ("FIN 46") Consolidation of Variable Interest Entities, which addresses the consolidation of variable interest entities ("VIEs") by business enterprises that are the primary beneficiaries. A VIE is an entity that does not have sufficient equity investment at risk to permit it to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest. The primary beneficiary of a VIE is the enterprise that has the majority of the risks or rewards associated with the VIE.  In December 2003, the FASB issued a revision to FIN 46, Interpretation No. 46R ("FIN 46R"), to clarify some of the provisions of FIN 46, and to defer certain entities from adopting until the end of the first interim or annual reporting period ending after March 15, 2004.

PHINDER TECHNOLOGIES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
THIRD QUARTER ENDED DECEMBER 31, 2005

e)	Recent accounting pronouncements (continued)

(i)
Application of FIN 46R is required in financial statements of public entities that have interests in structures that are commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application for all other types of VIEs is required in financial statements for periods ending after March 15, 2004. We believe we have no arrangements that would require the application of FIN 46R. We have no material off-balance sheet arrangements.

ii)
In April 2003, the Financial Accounting Standards Board ("FASB") issued SFAS 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This Statement improves and clarifies financial reporting for derivative instruments and hedging activities under SFAS 133 "Accounting for Derivative Instruments and Hedging Activities". Management does not expect that the adoption of SFAS 149 will have a material effect on the Company's operations or financial position.

(iii)
In May 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (the "Statement"). The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The Statement is generally effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement had no effect on the Company's consolidated financial statements.

(iv)
In December 2004, the Financial Accounting Standard Boards ("FASB") issues Statements No. 123 (R), Share - Based Payments which will require compensation costs related to share based payment transactions to be recognized in the financial statements. As permitted by the predecessor Statement No. 123, we do not recognize compensation expense with respect to stock options we have issued because the option price was no greater than the market price at the time the option was issued. Statement 123(R) will be effective for us in our fiscal quarter beginning January 1, 2006. We have not completed an evaluation of the impact of Adopting Statements 123 (R).

PHINDER TECHNOLOGIES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
THIRD QUARTER ENDED DECEMBER 31, 2005

e)	Recent accounting pronouncements (continued)

(v)
In November 2004, the FASB issued Statement No. 151 Inventory costs, an amendment of ARB No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) should be recognized as current period charges, and that fixed production overheads should be allocated to inventory based on normal capacity of production facilities. Statement No. 151 will be effective for our fiscal year beginning January 1, 2006, and its adoption will not have a material impact on our financial position or Results of Operations.

8.	Significant Events

On November 30, 2005 the Company issued a convertible debenture for $350,000 US at an interest rate of 30% per annum with a term of 120 days.

On December 22, 2005, the convertible debenture dated July 28, 2005 for $234,500 US maturing on November 28, 2005 was extended to March 20, 2006 and increased by $61,000 US. The interest rate of 30% per annum remains the same.

On November 18 2005 the Company purchased 100% of Axcess Internet Solutions Inc. from Nova Financial Partners, Inc. at a cost of $300,000 US.

On December 15, 2005 the Company’s subsidiary Axcess Internet Solutions Inc. entered into a factoring agreement with a private European entity for up to $1,000,000 US.

On December 19, 2005 the Company’s subsidiary Axcess Internet Solutions Inc. entered into a factoring agreement with Thermo Credit LLC for up to $2,000,000 US.

PHINDER TECHOLOGIES INC.

Attached hereto are the following exhibits:

12.1	Certificate of the Chief Executive Officer pursuant to S302 of the Sarbanes Oxley Act of 2002

12.2	Certificate of the Chief Financial officer pursuant to S302 of the Sarbanes Oxley Act of 2002

13.1	Certificate of the Chief Executive Officer pursuant to S906 of the Sarbanes Oxley Act of 2002

13.2	Certificate of the Chief Financial officer pursuant to S906 of the Sarbanes Oxley Act of 2002

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 6-k and that it has duly caused and authorized the undersigned to sign this registration (quarterly report) on its behalf

“John A. van Arem”
Chief Executive Officer of
Phinder Technologies Inc.

Registrant

“John A. van Arem”
Chief Financial Officer of
Phinder Technologies Inc.

Registrant

Date: February 13, 2006